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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  ------------

                                    FORM 6-K
                            Report of Foreign issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934
                                   -----------

                          For the Month of August 2004
                   Quarterly Financials dated August 13, 2004
                                  ------------

                         (Commission File. No 0-20390).
                                   -----------

                            ID BIOMEDICAL CORPORATION
                  (Translation of registrant's name in English)

        1630 WATERFRONT CENTRE, 200 BURRARD STREET, VANCOUVER, BC V6C 3L6
              (Address of principal executive offices and zip code)

        Registrant's Telephone Number, including area code: 604-431-9314

Indicate by check mark whether the registrant files or will file annual reports
under cover Form 20-F or Form 40-F:         Form 20-F      40-F            X
                                                                         ------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes:                No:    X
    -------              ------


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[LOGO]


                                  NEWS RELEASE

FOR IMMEDIATE RELEASE
---------------------
TRADING SYMBOLS - NASDAQ - "IDBE", TSE - "IDB"
---------------

Contacts:         ID Biomedical Corporation
                  Dean Linden
                  Manager, Corporate Communications
                  (604) 431-9314
                  www.idbiomedical.com

For Immediate Release

                  ID BIOMEDICAL REPORTS SECOND QUARTER RESULTS

VANCOUVER, BC - AUGUST 13, 2004 - ID Biomedical announced today financial results for the second quarter ended June 30, 2004. Amounts, unless specified, are expressed in Canadian dollars.

Commenting on the second quarter, Todd Patrick, President of ID Biomedical said, "Our current financial position is strong and in line with expectations. As previously reported, we believe our financial position will be enhanced as a result of the closing of the Shire transaction."

The Company's second quarter financial report will be available on our web site and at www.sedar.com.
       -------------

Highlights of the Company's progress during the second quarter and an update on the Shire transaction will be discussed on a conference call/web cast to be held Thursday August 19th at 8:00 am PST. The presentation can be accessed by dialing 604-677-8677 or at the Company's website at www.idbiomedical.com. A recording of the call will be available until September 2nd by dialing 416-640-1917 and entering the code 21090702#.


CONDENSED FINANCIAL RESULTS

At June 30, 2004 the Company had cash and short-term investments of $130.6 million compared to $156.2 million at December 31, 2003.

The Company recorded a net loss of $10.8 million ($0.26 per share) for the three months ended June 30, 2004 compared to a net loss of $5.9 million ($0.17 per share) for the three months ended June 30, 2003. The net loss for the six months ended June 30, 2004 was


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$21.5 million ($0.51 per share), compared to a net loss of $10.2 million ($0.31 per share) for the same period in 2003.

For the three months ended June 30, 2004, the Company's revenues totaled $2.7 million compared to $1.9 million for the three months ended June 30, 2003. Revenue for the six months ended June 30, 2004 was $4.3 million compared to $3.2 million for the same period in 2003.

Deferred licensing revenue in the amount of $0.7 million was recognized for the three months ended June 30, 2004, compared to $0.7 million for the same period in 2003. Deferred licensing revenue for the six months ended June 30, 2004 was $1.4 million compared to $1.3 million for the same period in 2003. Based on the Company's current licensing agreements, amortization of deferred licensing revenue is expected to continue at the present amount through October 2006. The amortization of deferred licensing revenue does not result in additional cash to the Company.

Research and development contract revenue in the amount of $2.0 million was recorded for the three months ended June 30, 2004 compared to $1.2 million for the same period in 2003. Research and development contract revenue for the six months ended June 30, 2004 was $2.9 million compared to $1.9 million for the same period in 2003. Research and development contract revenue is a result of agreements executed during 2003 with Dynport Vaccine Company for the development of an antigen for a subunit plague vaccine.

Net research and development expenses increased $2.7 million, or 51%, to $8.0 million for the three months ended June 30, 2004 compared to the three months ended June 30, 2003. Net research and development expenses for the six months ended June 30, 2004 increased 81% to $17.8 million compared to the same period in 2003. The increase in net research and development expenses in 2004, compared to the same period in 2003 includes an increase in external contracts of $1.0 million and $3.9 million, for the three and six months ending June 30, 2004 respectively, in support of human clinical trials of the Company's FluINsure(TM) vaccine and StreptAvax(TM) vaccine product candidates. In addition, employee related expenses increased $1.1 million and $2.7 million, for the three and six months ending June 30, 2004 respectively; $0.2 million and $0.7 million of this increase is attributable to stock-based compensation expense, for the three and six months ending June 30, 2004 respectively, and the remaining is a result of personnel growth, from 92 employees at June 30, 2003 to 143 employees at the same date in 2004, to support the development, clinical testing and manufacturing for the Company's FluINsure(TM) vaccine and StreptAvax(TM) vaccine product candidates.

Research and development costs are reported net of grants received or receivable from Technology Partnerships Canada ("TPC") and provincial government investment tax credits. There were no TPC claims accrued for the three months ended June 30, 2004 compared to $0.6 million for the same period in 2003. Grants and tax credits for the six months ended June 30, 2004 was $0.5 million compared to $1.2 million for the same period in 2003. During 2003, the Company attained its total allowable funding under the


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TPC agreement. Provincial government investment tax credits totaled $0.2 million for the three months ended June 30, 2004 as compared to $0.1 million for the same period in 2003.

General and administrative expenses increased $1.0 million, or 62% to $2.6 million for the three months ended June 30, 2004 compared to the three months ended June 30, 2003. General and administrative expenses for the six months ended June 30, 2004 increased 54% to $4.7 million compared to $3.1 million for the same period in 2003. These increases are attributable to stock-based compensation expenses and other increases associated with continued development of our finance, human resources and business development activities.

Investment and other income is comprised of interest income and foreign exchange gains and losses. Investment and other income decreased $2.0 million resulting in an expense of $1.8 million for the three months ended June 30, 2004 compared to income of $0.3 million for the three months ended June 30, 2003. Investment and other income for the six months ended June 30, 2004 decreased $1.1 million compared to the same period in 2003.

The Company recorded a foreign exchange loss of $2.3 million for the three months ended June 30, 2004 as compared to nil for the same period in 2003. This foreign exchange loss is directly related to the Company's investment in US dollars to satisfy the US $60 million (payable $30 million on closing and $30 million to be held in escrow and payable on the first anniversary of closing) cash payment component of the Shire transaction.

Interest income increased $0.3 million to $0.6 million for the three months ended June 30, 2004 compared to the three months ended June 30, 2003. Interest income for the six months ended June 30, 2004 increased $1.1 million to $1.5 million compared to the same period in 2003. These increases in interest income are a result of increased levels of cash and short term investments resulting from the Company's 2003 financing activities.


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CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
For the three and six months ended June 30, 2004 and 2003
(expressed in Canadian dollars)
--------------------------------------------------------------------------------

                                                              Three months ended June 30             Six months ended June 30
                                                               2004                 2003             2004                2003
                                                          ----------------    ----------------   ----------------   ----------------
                                                             (Unaudited)         (Unaudited-        (Unaudited)      (Unaudited-
                                                                                  Restated*)                         Restated*)
REVENUE:
    Licensing                                            $      688,683      $      658,421      $     1,378,942    $    1,315,686
    Research and development contracts                        2,046,601           1,197,883            2,889,768         1,926,768
                                                         ---------------     ---------------     ----------------   ----------------
                                                              2,735,284           1,856,304            4,268,710         3,242,454

EXPENSES AND OTHER:
    Research and development                                  8,169,824           5,970,448           18,308,838        11,015,055
    Less grants                                                (188,057)           (669,363)            (466,604)       (1,173,125)
                                                         ---------------     ---------------     ----------------   ----------------
    Net research and development                              7,981,767           5,301,085           17,842,234         9,841,930
    General and administrative                                2,585,846           1,597,024            4,727,845         3,068,053
    Depreciation and amortization                             1,184,746           1,105,690            2,304,250         2,170,227
                                                         ---------------     ---------------     ----------------   ----------------
                                                             11,752,359           8,003,799           24,874,329        15,080,210
                                                         ---------------     ---------------     ----------------   ----------------
                                                             (9,017,075)         (6,147,495)         (20,605,619)      (11,837,756)

OTHER INCOME (EXPENSES):
    Investment and other income                              (1,751,127)            278,452             (857,183)          198,463
    Interest expense                                             (8,522)            (10,987)             (20,678)          (27,257)
    Gain on sale of short-term investment                             -                   -                    -         1,684,979
    Loss on disposal of medical technology
         and other assets                                             -                   -              (26,744)         (225,965)
                                                         ---------------     ---------------     ----------------   ----------------
                                                             (1,759,649)            267,465             (904,605)        1,630,220
                                                         ---------------     ---------------     ----------------   ----------------
Loss for the period                                         (10,776,724)         (5,880,030)         (21,510,224)      (10,207,536)
                                                         ---------------     ---------------     ----------------   ----------------
Deficit, beginning of period                               (110,573,129)        (72,243,706)         (99,839,629)      (67,916,200)
Deficit, end of period                                   $ (121,349,853)     $  (78,123,736)     $  (121,349,853)   $  (78,123,736)
                                                         ---------------     ---------------     ----------------   ----------------
Basic and diluted loss per common share                  $        (0.26)     $        (0.17)     $         (0.51)   $        (0.31)
                                                         ---------------     ---------------     ----------------   ----------------
                                                         ---------------     ---------------     ----------------   ----------------
Weighted average number of common shares outstanding         41,973,984          33,936,408           41,969,262        33,341,930
                                                         ---------------     ---------------     ----------------   ----------------
                                                         ---------------     ---------------     ----------------   ----------------

* Restated to reflect stock based compensation expense


CONSOLIDATED BALANCE SHEETS
June 30, 2004 and December 31, 2003 (expressed in Canadian dollars)
--------------------------------------------------------------------------------

                                                    June 30, 2004                December 31, 2003
                                                 --------------------          ---------------------
                                                     (Unaudited)                     (Audited)
ASSETS
Cash and cash equivalents                         $     130,572,643            $     156,217,160
Other current assets                                      5,748,264                    3,858,846
                                                  ---------------------        ---------------------
                                                        136,320,907                  160,076,006
Facilities and equipment                                 10,128,731                    8,050,339
Investment                                                  413,644                      413,644
Patent and trademark rights                               1,637,063                    1,394,094
Medical technology and other assets                      23,568,810                   24,708,987
Goodwill                                                    771,314                      771,314
                                                  ---------------------        ---------------------
                                                  $     172,840,469            $     195,414,384
                                                  ---------------------        ---------------------
                                                  ---------------------        ---------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities                               $       8,793,880            $      11,063,804
Deferred licensing revenue                                2,529,657                    3,460,206
Obligations under capital leases                             37,593                       52,209
Shareholders' equity                                    161,479,339                  180,838,165
                                                  ---------------------        ---------------------
                                                  $     172,840,469            $     195,414,384
                                                  ---------------------        ---------------------
                                                  ---------------------        ---------------------


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CONSOLIDATED STATEMENTS OF CASH FLOWS
For the three and six months ended June 30, 2004 and 2003
(expressed in Canadian dollars)
--------------------------------------------------------------------------------

                                                              Three months ended June 30             Six months ended June 30
                                                               2004                 2003             2004                2003
                                                          ----------------    ----------------   ----------------   ----------------
                                                             (Unaudited)         (Unaudited-        (Unaudited)       (Unaudited-
                                                                                  Restated*)                           Restated*)
Cash provided by (used in) operations:
    Loss for the period                                  $    (10,776,724)   $    (5,880,030)   $    (21,510,224)   $   (10,207,536)
    Items not affecting cash                                    2,103,546          1,491,483           4,255,264          1,293,353
    Net changes in non-cash working capital balances           (2,432,987)          (152,078)         (5,033,589)          (487,801)
                                                          ----------------   ----------------   -----------------   ----------------
    Cash used in operating activities                         (11,106,165)        (4,540,625)        (22,288,549)        (9,401,984)
Cash used in investing activities                               2,652,087        (14,030,665)          3,617,333         (1,517,315)
Cash provided by financing activities                              12,884         32,889,776             156,210         33,056,621
                                                          ----------------   ----------------   -----------------   ----------------
Increase (decrease) in cash and cash equivalents               (8,441,194)        14,318,486         (18,515,006)        22,137,322
                                                          ----------------   ----------------   -----------------   ----------------
Cash and cash equivalents, beginning of period                139,013,837         13,330,258         149,087,649          5,511,422
                                                          ----------------   ----------------   -----------------   ----------------
Cash and cash equivalents, end of period                  $   130,572,643    $    27,648,744    $    130,572,643    $    27,648,744
                                                          ----------------   ----------------   -----------------   ----------------
                                                          ----------------   ----------------   -----------------   ----------------

ABOUT ID BIOMEDICAL
ID Biomedical is biotechnology company focused on the development of proprietary subunit vaccine products, including those based on its Proteosome(TM) platform intranasal adjuvant/delivery technology.

ID Biomedical is developing non-live, subunit vaccines for the prevention of a number of different diseases, as well as vaccines against biological warfare agents. The Company's lead products in clinical development are the FluINsure(TM) intranasal influenza (flu) vaccine and the StreptAvax(TM) group A streptococcal vaccine. Additionally, the Company has several vaccines in preclinical development.




THE INFORMATION IN THIS NEWS RELEASE CONTAINS SO-CALLED "FORWARD-LOOKING" STATEMENTS. THESE INCLUDE STATEMENTS ABOUT ID BIOMEDICAL'S EXPECTATIONS, BELIEFS, INTENTIONS OR STRATEGIES FOR THE FUTURE, WHICH MAY BE INDICATED BY WORDS OR PHRASES SUCH AS "ANTICIPATE", "EXPECT", "INTEND", "PLAN", "WILL", "WE BELIEVE", "ID BIOMEDICAL BELIEVES", "MANAGEMENT BELIEVES", AND SIMILAR LANGUAGE. ALL FORWARD-LOOKING STATEMENTS ARE BASED ON ID BIOMEDICAL'S CURRENT EXPECTATIONS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES AND TO ASSUMPTIONS MADE. IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS INCLUDE: (I) THE POSSIBILITY THAT THE TRANSACTION CURRENTLY PROPOSED BETWEEN SHIRE PHARMACEUTICALS GROUP PLC AND ID BIOMEDICAL WILL TAKE LONGER THAN EXPECTED TO COMPLETE; (II) THE POSSIBILITY THAT SOME OR ALL OF THE CONDITIONS OF CLOSING FOR SUCH TRANSACTION WILL NOT BE SATISFIED OR WAIVED AND THAT SUCH TRANSACTION WILL, THEREFORE, BE TERMINATED BEFORE IT IS COMPLETED; (III) THE POSSIBILITY THAT THE TERMS OF SUCH TRANSACTION WILL BE ALTERED PRIOR TO COMPLETION THEREOF, INCLUDING AS MAY BE REQUIRED TO SATISFY CONDITIONS OF REQUIRED REGULATORY CONSENTS; (IV) THE ABILITY TO SUCCESSFULLY COMPLETE PRECLINICAL AND CLINICAL DEVELOPMENT OF ITS PRODUCTS; (V) THE ABILITY TO OBTAIN AND ENFORCE TIMELY PATENT AND INTELLECTUAL PROPERTY PROTECTION FOR ITS TECHNOLOGY AND PRODUCTS; (VI) THE ABILITY TO AVOID, EITHER BY PRODUCT DESIGN, LICENSING ARRANGEMENT OR OTHERWISE, INFRINGEMENT OF THIRD PARTIES' INTELLECTUAL PROPERTY; (VII) DECISIONS, AND THE TIMING OF DECISIONS, MADE BY THE HEALTH REGULATORY AGENCIES REGARDING APPROVAL OF ITS PRODUCTS FOR HUMAN TESTING; (VIII) THE ABILITY TO COMPLETE AND MAINTAIN CORPORATE ALLIANCES RELATING TO THE DEVELOPMENT AND COMMERCIALIZATION OF ITS TECHNOLOGY AND PRODUCTS; (IX) MARKET ACCEPTANCE OF ITS TECHNOLOGY AND PRODUCT; AND (X) THE COMPETITIVE ENVIRONMENT AND IMPACT OF TECHNOLOGICAL CHANGE. THERE IS NO GUARANTEE THAT THE DEVELOPMENT PATH FROM PHASE I TO PHASE II TO PHASE III AND SO ON WILL BE EITHER LINEAR OR SUCCESSFUL. ID BIOMEDICAL BASES ITS FORWARD-LOOKING STATEMENTS ON INFORMATION CURRENTLY AVAILABLE TO IT, AND ASSUMES NO OBLIGATION TO UPDATE THEM.


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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     ID Biomedical Corporation


                                     By:  /s/ ANTHONY F. HOLLER
                                         ---------------------------------------

                                     Anthony F. Holler, Chief Executive Officer

Date: August 13, 2004